AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

August 23, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

Avino Reaches Operational Milestone

Avino Silver and Gold Mines Ltd is pleased to announce that it has entered into an agreement with MRI Trading AG for the sale of all the copper concentrates produced from stockpiled material that remains on-site from previous mining. This material is currently being used to commission the refurbished 250tpd mill circuit in preparation for the treatment of the 10,000 tonne bulk sample from the underground development at San Gonzalo slated for later this year.

The terms of the agreement are to deliver 400 to 600 tonnes of concentrate containing approximately 50 to 70 tonnes of copper, 20,000 to 30,000 ounces of silver and 150 to 200 ounces of gold. To date six truckloads weighing over 200 tonnes have been delivered to the TMC warehouse at the Port of Manzanillo.

The sale of this concentrate will add to Avino’s cash position and help offset a portion of the on-going monthly operational costs.

In the month of July, the process plant treated approximately 4600 tonnes of ore for the production of 18 tonnes of copper, 8005 ounces silver and about 50 ounces of gold. These are plant operating figures and are subject to reconciliation once the concentrate shipment weights and assays have been finalized.

Underground development in July at San Gonzalo consisted of a total of 108 metres in both the 2306 and 2260 levels with the removal of 980 tonnes of development ore for future testing.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.